UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Gold Ridge Resources, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE

(Title of Class of Securities)

380699 108

(CUSIP Number)

July 15, 2014

(Date of Event Which Requires Filing of this Statement)

Check appropriate Box to designate the rule pursuant to which this Schedule is filed:

[ ]Rule 13d-1(b)

[X]Rule 13d-1(c)

[ ]Rule 13d-1(d)

1. Names of Reporting Persons: Mitchell R. Miller

I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[_]

3.	SEC Use Only:

4. Citizenship or Place of Organization: United States

Number of Shares Beneficially by Owned by Each Reporting Person With:

5. Sole Voting Power: 1,852,166 SHARES

6. Shared Voting Power: 0 SHARES

7. Sole Dispositive Power: 1,852,166 SHARES

8. Shared Dispositive Power: 0 SHARES

9. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,852,166 SHARES

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [X]

11.	Percent of Class Represented by Amount in Row (11): 6.5%

12.	Type of Reporting Person (See Instructions): IN

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ITEM 1. SECURITY AND ISSUER.

a.                   Name of Issuer: Gold Ridge Resources, Inc.

b.                   Address of Issuer’s Principal Executive Offices: 9891 Irvine Center Drive Suite 200 , Irvine, CA 92618

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name. The name of the Reporting Person is Mitchell R. Miller

(b)	Business Address. 501 Herondo St. #24, Hermosa Beach, CA 90254

(c)	Citizenship: United States

(d)	Title of Class of Securities. Common

(e)	CUSIP Number. 380699 108

ITEM 3. NA

ITEM 4. OWNERSHIP

(a)	Amount beneficially owned: 1,852,166

(b)	Percent of Class: 6.5%

(c)	Number of shares:

(i) Sole power to vote or to direct the vote: 1,852,166

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispute or to direct the disposition of: 1,852,166

(iv) shared power to dispose or to direct the disposition of: 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

(a) Date Ceased to be a 5% Owner. NA

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NA

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

None.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

NA

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ITEM 9. NOTICE OF DISSOLUTION OF GROUP

NA

ITEM 10. CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2014

/s/ Mitchell R. Miller

Mitchell R. Miller

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